Exhibit 99.3

Information Regarding “Significant Items Affecting Earnings of Occidental Petroleum” extracted from Occidental’s Annual Report on Form 10-K for the year ended December 31, 2013

SIGNIFICANT ITEMS AFFECTING EARNINGS

The following table sets forth, for the years ended December 31, 2013, 2012 and 2011, significant transactions and events affecting Occidental’s earnings that vary widely and unpredictably in nature, timing and amount:

Significant Items Affecting Earnings

Benefit (Charge) (in millions)	2013	2012	2011
OIL AND GAS
Asset impairments and related items	$(607)	$(1,731)	$—
Libya exploration write-off	—	—	(35)
Gains on sale of Colombian pipeline interest	—	—	22
Foreign tax	—	—	(29)
Total Oil and Gas	$(607)	$(1,731)	$(42)
CHEMICAL
Carbocloro sale gain	$131	$—	$—
Total Chemical	$131	$—	$—
MIDSTREAM AND MARKETING
Plains Pipeline sale gain and other	$1,030	$—	$—
Total Midstream and Marketing	$1,030	$—	$—
CORPORATE
Charge for former employees and consultants	$(55)	$—	$—
Litigation reserves	—	(20)	—
Premium on debt extinguishments	—	—	(163)
State income tax charge	—	—	(33)
Tax effect of pre-tax adjustments	(179)	636	50
Discontinued operations, net of tax(a)	(19)	(37)	131
Total Corporate	$(253)	$579	$(15)

(a)   The 2011 amount includes a $144 million after-tax gain from the sale of the Argentine operations.

Information Regarding “Basic Earnings Per Common Share of Occidental Petroleum” extracted from Occidental’s Annual Report on Form 10-K for the year ended December 31, 2013

Consolidated Statements of Income	Occidental Petroleum Corporation
In millions, except per-share amounts	and Subsidiaries

For the years ended December 31,	2013	2012	2011
REVENUES AND OTHER INCOME
Net sales	$24,455	$24,172	$23,939
Interest, dividends and other income	106	81	180
Gain on sale of equity investments	1,175	—	—
	25,736	24,253	24,119

COSTS AND OTHER DEDUCTIONS
Cost of sales (excludes depreciation, depletion and amortization of $5,341 in 2013, $4,504 in 2012 and $3,584 in 2011)	7,562	7,844	7,385
Selling, general and administrative and other operating expenses	1,801	1,602	1,523
Depreciation, depletion and amortization	5,347	4,511	3,591
Asset impairments and related items	621	1,751	—
Taxes other than on income	749	680	605
Exploration expense	256	345	258
Interest and debt expense, net	118	130	298
	16,454	16,863	13,660
INCOME BEFORE INCOME TAXES AND OTHER ITEMS	9,282	7,390	10,459
Provision for domestic and foreign income taxes	(3,755)	(3,118)	(4,201)
Income from equity investments	395	363	382

INCOME FROM CONTINUING OPERATIONS	5,922	4,635	6,640
Discontinued operations, net	(19)	(37)	131

NET INCOME	$5,903	$4,598	$6,771

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$7.35	$5.72	$8.16
Discontinued operations, net	(0.02)	(0.05)	0.16
BASIC EARNINGS PER COMMON SHARE	$7.33	$5.67	$8.32

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$7.34	$5.71	$8.16
Discontinued operations, net	(0.02)	(0.04)	0.16
DILUTED EARNINGS PER COMMON SHARE	$7.32	$5.67	$8.32
DIVIDENDS PER COMMON SHARE	$2.56	$2.16	$1.84

Note 12 to Consolidated Financial Statements of Occidental extracted from

Occidental’s Annual Report on Form 10-K for the year ended December 31, 2013

NOTE 12              STOCK-BASED INCENTIVE PLANS

Occidental has established several Plans that allow it to issue stock-based awards including in the form of RSUs, stock options (Options), stock appreciation rights (SARs) and TSRIs. An aggregate of 66 million shares of Occidental common stock were authorized for issuance and approximately 16 million shares had been issued through December 31, 2013. Of the remaining shares, only approximately 20 million shares are available for grants of future awards because a plan provision requires each share covered by an award (other than Options and SARs) to be counted as if three shares were issued in determining the number of shares that are available for future awards. Accordingly, the number of shares available for future awards may be less than 20 million depending on the type of award granted. Additionally, under the plan, the shares available for future awards may increase, depending on the award type, by the number of shares currently unvested or forfeitable, or three times that number as applicable, that (i) fail to vest, (ii) are forfeited or canceled, or (iii) correspond to the portion of any stock-based awards settled in cash.

During 2013, non-employee directors were granted awards for 37,100 shares of restricted stock, a substantial majority of which fully vested on the grant date. Compensation expense for these awards was measured using the quoted market price of Occidental’s common stock on the grant date and was fully recognized at that time.

The following table summarizes certain stock-based incentive amounts for the past three years:

For the years ended December 31, (in millions)	2013	2012	2011
Compensation expense	$152	$78	$110
Income tax benefit recognized in the income statement	$55	$29	$40
Intrinsic value of options and stock-settled SARs exercised	$24	$18	$21
Cash paid (a)	$96	$83	$124
Fair value of RSUs and TSRIs vested during the year (b)	$83	$28	$53

(a)   Includes cash paid under the cash-settled portion of the SARs, RSUs and TSRIs.

(b)   As measured on the vesting date for the stock-settled portion of the RSUs and TSRIs.

As of December 31, 2013, unrecognized compensation expense for all unvested stock-based incentive awards, based on year-end valuation, was $205 million. This expense is expected to be recognized over a weighted-average period of 2.0 years.

RSUs

Certain employees are awarded the right to receive RSUs, some of which have performance criteria, and are in the form of, or equivalent in value to, actual shares of Occidental common stock. Depending on their terms, RSUs are settled in cash or stock at the time of vesting. These awards vest ratably over three years, or at the end of two or three years, following the grant date, however, certain of the RSUs are forfeitable if performance objectives are not satisfied by the seventh anniversary of the grant date. For certain three-year RSUs, dividend equivalents are paid during the vesting period. For those awards that cliff vest in two or three years, dividend equivalents are accumulated during the vesting period and are paid when they vest.

The weighted-average, grant-date fair values of cash-settled RSUs granted in 2013, 2012 and 2011 were $89.70, $84.38 and $104.74 per share, respectively. The weighted-average, grant-date fair values of the stock-settled RSUs granted in 2013, 2012, and 2011 were $90.35, $84.81 and $102.97, respectively.

A summary of changes in Occidental’s unvested cash- and stock-settled RSUs during the year ended December 31, 2013 is presented below:

	Cash-Settled		Stock-Settled
	RSUs (000’s)	Weighted- Average Grant- Date Fair Value	RSUs (000’s)	Weighted- Average Grant- Date Fair Value
Unvested at January 1	1,332	$90.27	1,375	$88.23
Granted	785	89.70	793	90.35
Vested	(613)	89.89	(438)	84.51
Forfeitures	(73)	90.26	(123)	88.59
Unvested at December 31	1,431	90.12	1,607	90.26

TSRIs

Certain executives are awarded TSRIs that vest at the end of a three-year period following the grant date if performance targets are certified as being met. TSRIs granted in July 2013 and 2012 have payouts that range from 0 to 150 percent of the target award and 0 to 100 percent of the maximum award, respectively, that would settle, once certified, fully in stock. TSRIs granted in July 2011 have payouts that range from 0 to 100 percent of the maximum award that would settle, once certified, 50 percent in stock and 50 percent in cash. Dividend equivalents for TSRIs are accumulated and paid upon vesting for the number of vested shares.

The fair values of TSRIs are initially determined on the grant date using a Monte Carlo simulation model based on Occidental’s assumptions, noted in the following table, and the volatility from corresponding peer group companies. The expected life is based on the vesting period (Term). The risk-free interest rate is the implied yield available on zero coupon T-notes (US Treasury Strip) at the time of grant with a remaining term equal to the Term. The dividend yield is the expected annual dividend yield over the Term, expressed as a percentage of the stock price on the grant date. Estimates of fair value may not accurately predict the value ultimately realized by the employees who receive the awards, and the ultimate value may not be indicative of the reasonableness of the original estimates of fair value made by Occidental.

The grant-date assumptions used in the Monte Carlo simulation models for the estimated payout level of TSRIs were as follows:

	TSRIs
Year Granted	2013	2012	2011
Assumptions used:
Risk-free interest rate	0.6%	0.4%	0.6%
Dividend yield	2.8%	2.6%	1.8%
Volatility factor	30%	34%	33%
Expected life (years)	3	3	3
Grant-date fair value of underlying Occidental common stock	$91.97	$84.57	$102.97

A summary of Occidental’s unvested TSRIs as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	TSRIs
	Awards (000’s)	Weighted- Average Grant- Date Fair Value of Occidental Stock
Unvested at January 1 (a)	1,930	$80.39
Granted (a)	135	91.97
Vested (a)	(1,143)	72.44
Forfeitures	(90)	87.05
Unvested at December 31 (a)	832	92.49

(a)   Presented at the target or mid-point payouts.

STOCK OPTIONS AND SARs

Certain employees have been granted Options that are settled in stock and SARs that are settled either only in stock or only in cash. No Options or SARs have been granted since 2006 and all outstanding awards are vested. Exercise prices of the Options and SARs were equal to the quoted market value of Occidental’s stock on the grant date. Generally, the Options and SARs vest ratably over three years from the grant date with a maximum term of ten years. These Options and SARs may be forfeited or accelerated under certain circumstances.

The fair value of each Option, stock-settled SAR or cash-settled SAR is initially measured on the grant date using the Black Scholes option valuation model. The expected life is estimated based on the actual weighted-average life of historical exercise activity of the grantee population at the grant date. The volatility factors are based on the historical volatilities of Occidental common stock over the expected lives as estimated on the grant date. The risk-free interest rate is the implied yield available on US Treasury Strips at the grant date with a remaining term equal to the expected life of the measured instrument. The dividend yield is the expected annual dividend yield over the expected life, expressed as a percentage of the stock price on the grant date. Estimates of fair value may not accurately predict the value ultimately realized by employees who receive stock-based incentive awards, and the ultimate value may not be indicative of the reasonableness of the original estimates of fair value made by Occidental.

The following is a summary of Option and SAR transactions during the year ended December 31, 2013:

	Cash-Settled				Stock-Settled
	SARs (000’s)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value (000’s)	SARs & Options (000’s)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value (000’s)
Beginning balance, January 1	494	$24.66			537	$31.88
Exercised	(142)	$24.66			(391)	$28.12
Forfeitures	—	$—			(1)	$15.57
Ending balance, December 31	352	$24.66	0.5	$24,783	145	$42.11	1.9	$7,701
Exercisable at December 31	352	$24.66	0.5	$24,783	145	$42.11	1.9	$7,701

OTHER

During 2013, Occidental also granted approximately 160,000 share-equivalents to certain employees that vest at the end of a three-year period beginning January 1, 2014, if performance targets based on returns on assets of the applicable segment or capital employed are certified as being met. These awards are settled in stock at the time of vesting, with payouts that range from 0 to 200 percent of the target award. Dividend equivalents are accumulated and paid upon vesting for the number of vested shares. The weighted-average, grant-date fair value of these awards was $80.98.